FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

ASTRAZENECA COMPLETES US LICENSING AGREEMENT WITH IRONWOOD PHARMACEUTICALS FOR LESINURAD

AstraZeneca today announced that it has completed the licensing agreement with Ironwood Pharmaceuticals for the exclusive US rights to Zurampic (lesinurad) and the fixed-dose combination of lesinurad and allopurinol. Zurampic is approved in the US, in combination with a xanthine oxidase inhibitor, for the treatment of hyperuricemia associated with uncontrolled gout. The fixed-dose combination will be submitted for regulatory review in the second half of 2016.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three main therapy areas - respiratory, inflammation, autoimmune disease (RIA), cardiovascular and metabolic disease (CVMD) and oncology - as well as in infection and neuroscience. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Neil Burrows	UK/Global	+44 7824 350541
Vanessa Rhodes	UK/Global	+44 7880 400690
Karen Birmingham	UK/Global	+44 7818 524012
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677
Investor Enquiries
UK
Thomas Kudsk Larsen		+44 7818 524185
Nick Stone	RIA	+44 7717 618834
Henry Wheeler	Oncology	+44 7788 354619
Craig Marks	Finance	+44 7881 615764
Christer Gruvris	ING	+44 7827 836825
US
Lindsey Trickett	CVMD	+1 240 543 7970
Mitchell Chan	Oncology	+1 240 477 3771
Dial / Toll-Free		+1 866 381 7277
Key: RIA - Respiratory, Inflammation and Autoimmunity, CVMD - Cardiovascular and Metabolic Disease, ING - Infection, Neuroscience and Gastrointestinal

3 June 2016

-ENDS-

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 03 June 2016	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary